SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 10, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q20 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2020

Buenos Aires, Argentina, March 10, 2021 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2020 (“4Q20”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2019 and 2020 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2020.

Summary

• The Bank’s net income totaled Ps.6.1 billion in 4Q20. This result was 2% higher than the result posted in 3Q20 and 11% lower than in 4Q19. In 4Q20, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 20.9% and 4.3%, respectively. Net Income for FY2020 totaled Ps.30.3 billion, 14% higher than the Ps.26.5 posted in FY2019. Total Comprehensive Income for FY2020 totaled Ps.25.3 billion, 5% lower than in FY2019.

• In 4Q20, Banco Macro’s financing to the private sector decreased 2% or Ps.6.1 billion quarter over quarter (“QoQ”) totaling Ps.252.5 billion and 13% or Ps.36.7 billion year over year (“YoY”). In the quarter, within consumer loans, Credit card loans stood out; with a 9% increase QoQ, meanwhile within commercial loans Documents stood out with a 10% increase QoQ, mainly driven by loans to SMEs.

• In 4Q20, Banco Macro’s total deposits decreased 11% or Ps.59.8 billion QoQ, totaling Ps.488.7 billion and representing 79% of the Bank’s total liabilities. Private sector deposits decrased 4% or Ps.15.9 billion QoQ. In FY2020, within private sector deposits, both time and demand deposits increased 41% and 14% respectively YoY.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.132.1 billion, 34.2% regulatory capital ratio – Basel III and 27.1% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 90% of its total deposits in 4Q20.

• In 4Q20, the Bank’s non-performing to total financing ratio was 0.78% and the coverage ratio improved to 479.2%.

4Q20 Earnings Release Conference Call
IR Contacts in Buenos Aires:
Thursday, March 11, 2021
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Jorge Scarinci
Chief Financial Officer
To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):	Webcast Replay: click here
+1 (844) 450 3847		Phone: (54 11) 5222 6682
Participants International Dial In:	Available from 03/11/2021 through 03/25/2021	E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

4Q20 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

4Q20 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report.

Results

Earnings per outstanding share were Ps.10.8 in 4Q20, 2% higher than in 3Q20 and 11% lower than the result posted a year ago.

In FY2020 earnings per outstanding share were Ps.47.34, 14% higher than in FY2019.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Net income -Parent Company- (M $)	7,745	6,765	6,906	26,476	30,269	2%	-11%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	-	-	18	0	-	-
Book value per avg. Outstanding share ($)	223	233	232	223	232	0%	4%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	12.11	10.59	10.80	41.41	47.36	2%	-11%
EOP FX (Pesos per USD)	59.8950	76.1750	84.1450			10%	40%
Book value per avg. issued ADS (USD)	37.23	30.59	27.57	37.23	27.57	-10%	-26%
Earnings per avg. outstanding ADS (USD)	2.02	1.39	1.28	7.91	6.54	-8%	-37%

Banco Macro’s 4Q20 net income of Ps.6.1 billion was 2% or Ps.141 million higher than the previous quarter and 11% or Ps.839 million lower YoY. This result represented an accumulated ROAE and ROAA of 20.9% and 4.3% respectively.

In FY2020 net income for the period totaled Ps.30.3 billion, 14% higher than the Ps.26.5 billion posted in FY2019. Total comprehensive income totaled Ps.25.3 billion, 5% lower than a year ago.

Net operating income (before G&A and personnel expenses) was Ps.17.4 billion in 4Q20, decreasing 20% or Ps.4.4 billion compared to 3Q20 and decreased 55% or Ps.21.6 billion compared to the previous year due to lower net interest income, lower net fee income and higher loan loss provisions.

In FY2020 Net operating income (before G&A and personnel expenses) totaled Ps.95.2 billion, 12% lower than the previous year.

In 4Q20 Provision for loan losses totaled Ps.2.2 billion, 11% or Ps.211 million higher than in 2Q20. In the previous quarter loan loss provisions were explained by additional provisions made by the Bank based on estimations of the macroeconomic impact of the current Covid-19 pandemic. In this quarter three main groups showing signs of credit deterioration were included in the estimates; i) Ps.666 million related to loans with deferred installments (both commercial and consumer), ii) Ps.1.5 billion related to refinancing of outstanding credit card balances and iii) Ps.68 million related to the 24% loans extended to SMEs, from sectors or activities which the Bank considered troubled o likely to have some trouble.

Operating income (after G&A and personnel expenses) was Ps.523 million in 4Q20, 89% or Ps.4.4 billion lower than in 3Q20 and 97% or Ps.19.1 billion lower than a year ago, nonetheless despite the lower result registered in 4Q20, Operating Income (after G&A and personnel expenses) in FY2020 totaled Ps.29.2 billion and was 5% higher than in FY2019.

It is important to emphasize that this result was obtained with a leverage of only 5.2x assets to equity ratio.

4Q20 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Net Interest Income	32,238	23,555	21,770	119,000	96,246	-8%	-32%
Net fee income	5,830	5,869	5,660	24,276	22,696	-4%	-3%
Net Interest Income + Net Fee Income	38,068	29,424	27,430	143,276	118,942	-7%	-28%
Net Income from financial instruments at fair value through P&L	-351	-8,395	-10,682	-44,398	-26,653	27%	2943%
Income from assets at amortized cost	73	68	126	37	1,293	85%	73%
Differences in quoted prices of gold and foreign currency	1,860	1,345	1,272	4,761	4,230	-5%	-32%
Other operating income	1,276	1,316	1,391	10,457	5,370	6%	9%
Provision for loan losses	1,977	1,948	2,159	5,830	8,003	11%	9%
Net Operating Income	38,949	21,810	17,378	108,303	95,179	-20%	-55%
Employee benefits	7,057	6,902	6,856	28,865	26,599	-1%	-3%
Administrative expenses	4,664	3,784	3,897	17,427	14,540	3%	-16%
Depreciation and impairment of assets	1,058	1,130	1,113	4,093	4,402	-2%	5%
Other operating expenses	6,542	5,109	4,989	30,088	20,471	-2%	-24%
Operating Income	19,628	4,886	523	27,830	29,167	-89%	-97%
Result from associates & joint ventures	36	16	-59	1,223	-7	-469%	-264%
Result from net monetary postion	-6,284	5,385	7,058	14,429	13,349	31%	-212%
Result before taxes from continuing operations	13,380	10,287	7,522	43,482	42,509	-27%	-44%
Income tax	5,635	3,522	616	17,006	12,240	-83%	-89%
Net income from continuing operations	7,745	6,765	6,906	26,476	30,269	2%	-11%

Net Income of the period	7,745	6,765	6,906	26,476	30,269	2%	-11%
Net income of the period attributable to parent company	7,745	6,765	6,906	26,476	30,269	2%	-11%
Net income of the period attributable to minority interest	0	0	0	0	0	-	-
Other Comprehensive Income	-64	-534	-3,850	296	-4,963	-	-
Foreign currency translation differences in financial statements conversion	-190	58	-22	116	120	-138%	-88%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	126	-592	-3,828	180	-5,083	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	7,681	6,231	3,056	26,772	25,306	-51%	-60%
Total Comprehensive Income attributable to parent Company	7,681	6,231	3,056	26,772	25,306	-51%	-60%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

The Bank’s 4Q20 net interest income totaled Ps.21.7 billion, 8% or Ps.1.8 billion lower than in 3Q20 and 32% or Ps.10.5 billion lower YoY.

In FY2020 net interest income was 19% lower than in FY2019 as a result of different regulations adopted that set caps on lending rates and floors on deposit rates.

In 4Q20 interest income totaled Ps.41.6 billion, 2% or Ps.651 million higher than in 3Q20 and 11% or Ps.5 billion lower than in 4Q19.

Income from interest on loans and other financing totaled Ps.19.6 billion, 1% or Ps.164 million lower compared with the previous quarter. On a yearly basis Income from interest on loans decreased 38% or Ps.11.8 billion.

In FY2020 interest on loans totaled Ps.85.6 billion and decreased 23% compared to FY2019.

In 4Q20 income from government and private securities increased 4% or Ps.680 million QoQ (due to higher income from Government securities) and increased 38% or Ps.5.4 billion compared with the same period of last year. This result is explained 91% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 9% is explained by income from sovereign bonds in pesos at amortized cost.

4Q20 Earnings Release

In FY2020 income from government and private securities decreased 29% compared with FY2019.

In 4Q20 income from Repos totaled Ps.2.5 billion, 7% or Ps.165 million higher than the previous quarter and Ps.1.5 billion higher than a year ago.

In 4Q20 FX income totaled Ps.1.3 billion, 5% or Ps.73 million lower than the previous quarter and 32% lower than a year ago. FX income gain was due to the 10% argentine peso depreciation against the US dollar, the Bank’s long spot dollar position during the quarter and FX trading results.

In FY2020 FX income totaled a Ps.4.2 billion gain, 11% lower than FY2019.

FX INCOME	MACRO Consolidated					Variation
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

(1) Differences in quoted prices of gold and foreign currency	1,860	1,345	1,273	4,761	4,230	-5%	-32%
Translation of FX assets and liabilities to Pesos	385	836	1,072	-194	3,278	28%	179%
Income from foreign currency exchange	1,475	509	201	4,955	952	-61%	-86%

(2) Net Income from financial assets and liabilities at fair value through P&L	325	1	6	2056	76	500%	-98%
Income from investment in derivative financing instruments	325	1	6	2,056	76	500%	-98%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	2,185	1,346	1,279	6,817	4,306	-5%	-41%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Interest on Cash and due from Banks	94	32	2	355	128	-94%	-98%
Interest from government securities	12,756	18,518	19,330	88,034	62,718	4%	52%
Interest from private securities	1,361	294	162	1,943	1,608	-45%	-88%
Interest on loans and other financing
To the financial sector	622	219	176	2,822	1,012	-20%	-72%
To the public non financial sector	759	646	493	1,840	2,953	-24%	-35%
Interest on overdrafts	9,486	1,528	1,373	21,176	10,813	-10%	-86%
Interest on documents	1,780	887	1,170	7,594	4,759	32%	-34%
Interest on mortgages loans	3,166	1,727	2,290	11,032	8,074	33%	-28%
Interest on pledged loans	179	118	108	856	476	-8%	-40%
Interest on personal loans	9,082	7,967	7,958	40,830	32,690	0%	-12%
Interest on credit cards loans	4,087	2,789	2,533	17,979	11,511	-9%	-38%
Interest on financial leases	40	5	10	247	57	100%	-75%
Interest on other loans	2,233	3,883	3,494	7,164	13,213	-10%	56%
Interest on Repos
From the BCRA	534	2,332	2,477	553	6,972	6%	364%
Other financial institutions	457	11	31	3,919	96	182%	-93%
Total Interest income	46,636	40,956	41,607	206,344	157,080	2%	-11%

Income from Interest on loans	31,434	19,769	19,605	111,540	85,558	-1%	-38%

The Bank’s 4Q20 interest expense totaled Ps.19.8 billion, increasing 14% or Ps.2.4 billion compared to the previous quarter and 38% (Ps.5.4 billion) compared to 4Q19.

4Q20 Earnings Release

In 4Q20, interest on deposits represented 94% of the Bank’s total interest expense, increasing 14% or Ps.2.4 billion QoQ, due to a 320 b.p. increase in the average rate paid on deposits (up from 17.9% in 3Q20 to 21.1% in 4Q20, this increase can be traced to a 456 b.p QoQ increase in the average Badlar rate). The average volume of deposits from the private sector decreased 3%. On a yearly basis, interest on deposits increased 40% or Ps.5.4 billion.

In FY2020 interest expense decreased 30% compared with FY2019.

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Deposits
Interest on checking accounts	38	471	1,219	537	1,976	159%	3108%
Interest on saving accounts	256	138	184	896	654	33%	-28%
Interest on time deposits	13,036	15,756	17,323	79,268	53,900	10%	33%
Interest on other financing from BCRA and financial inst.	66	19	36	360	99	89%	-45%
Repos
Other financial institutions	46	2	87	458	196	4250%	89%
Interest on corporate bonds	275	387	371	3,250	1,548	-4%	35%
Interest on subordinated bonds	609	615	608	2,319	2,398	-1%	0%
Interest on other financial liabilities	72	13	9	256	63	-31%	-88%
Total financial expense	14,398	17,401	19,837	87,344	60,834	14%	38%

Expenses from interest on deposits	13,330	16,365	18,726	80,702	56,529	14%	40%

In 4Q20, the Bank’s net interest margin (including FX) was 16.3%, lower than the 17.1% posted in 3Q20 and the 33.6% posted in 4Q19.

In 4Q20 Net Interest Margin (excluding FX) was 15.4%, lower than the 16.2% posted in 3Q20 and than the 31.7% posted in 4Q19.

In 4Q20 Net Interest Margin (Pesos) was 17.7%, lower than the 18.6% posted in 4Q20 and than the 40.3% in 4Q19; meanwhile Net Interest Margin (USD) was 2%, higher than the 1.8% posted in 3Q20 and lower than the 3.5% registered in 4Q19.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	4Q19			3Q20			4Q20
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Loans & Other Financing
Public Sector	3,910	20.8%	77.0%	5,594	11.8%	45.9%	4,128	1.7%	47.5%
Financial Sector	4,522	5.1%	54.0%	2,145	7.6%	40.4%	1,872	-5.3%	37.4%
Private Sector	236,948	0.8%	47.6%	224,459	0.9%	31.6%	223,921	-9.2%	31.7%
Other debt securities
Central Bank Securities (Leliqs)	30,900	37.2%	101.0%	135,506	5.4%	37.5%	120,392	-5.4%	37.2%
Government & Private Securities	28,285	27.8%	87.2%	80,350	-0.6%	29.7%	100,270	-8.5%	32.7%
Repos	4,867	23.4%	80.8%	48,686	-8.7%	19.1%	29,659	-7.9%	33.6%
Total interest-earning assets	309,432	7.6%	57.6%	496,740	1.1%	31.9%	480,242	-7.9%	33.6%

Non interest-earning assets	125,117			77,742			90,614
Total Average Assets	434,549			478,349			516,031

Interest-bearing liabilities
Deposits
Public Sector	10,882	-5.1%	39.0%	58,046	-4.3%	24.8%	56,022	-12.0%	27.6%
Private Sector	164,942	-12.0%	28.9%	249,636	-7.9%	20.2%	249,236	-14.8%	23.6%
BCRA and other financial institutions	296	32.3%	93.8%	454	-9.2%	18.4%	546	-12.5%	27.0%
Corporate bonds	7,832	-22.3%	13.9%	5,525	-2.0%	27.9%	5,023	-10.8%	29.4%
Repos	353	3.6%	51.7%	55	-12.2%	14.5%	1,137	-10.1%	30.4%
Total int.-bearing liabilities	184,305	-11.9%	29.0%	313,716	-7.2%	21.1%	311,964	-14.2%	24.5%

Total non int.-bearing liabilities	118,539			165,467			166,896

Total Average Liabilities	302,844			479,183			478,860

Assets Performance		44,888			39,852			40,535
Liabilities Performance		13,475			16,677			19,180
Net Interest Income		31,413			23,175			21,355
Total interest-earning assets		309,432			496,740			480,242
Net Interest Margin (NIM)		40.3%			18.6%			17.7%

4Q20 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	4Q19			3Q20			4Q20
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Cash and Deposits in Banks	37,086	-20.0%	1.0%	49,652	1.7%	0.3%	50,786	-2.4%	0.0%
Loans & Other Financing
Financial Sector	429	-15.6%	6.5%	62	7.9%	6.4%	27	0.0%	0.0%
Private Sector	53,794	-11.3%	11.9%	27,696	16.8%	15.2%	24,220	14.8%	17.6%
Other debt securities
Government & Private Securities	2,342	-16.9%	4.9%	5,102	2.5%	1.1%	5,965	0.0%	0.0%
Total interest-earning assets	93,651	-14.9%	7.4%	82,512	6.8%	5.3%	80,998	2.8%	5.3%

Non interest-earning assets	62,311			103,570			94,090
Total Average Assets	155,962			186,082			175,088

Interest-bearing liabilities
Deposits
Public Sector	1,457	-18.6%	2.7%	864	1.9%	0.5%	822	-1.9%	0.5%
Private Sector	72,567	-19.6%	1.4%	56,049	2.1%	0.7%	47,641	-2.1%	0.3%
BCRA and other financial institutions	3,517	-16.1%	5.9%	569	7.1%	5.6%	563	2.4%	4.9%
Subordinated bonds	34,554	-15.2%	7.0%	34,299	8.6%	7.1%	33,856	4.6%	7.1%
Total int.-bearing liabilities	112,095	-18.1%	3.3%	91,781	4.6%	3.1%	82,882	0.8%	3.2%

Total non int.-bearing liabilities	34,940			43,655			40,645

Total Average liabilities	147,035			135,436			123,527

Assets Performance		1,748			1,104			1,072
Liabilities Performance		923			724			657
Net Interest Income		825			380			415
Total interest-earning assets		93,651			82,512			80,998
Net Interest Margin (NIM)		3.5%			1.8%			2.0%

In 4Q20 Banco Macro’s net fee income totaled Ps.5.7 billion, 4% or Ps.209 million lower than in 3Q20 and 3% or Ps.170 million lower than the same period of last year.

In FY2020 net fee income was 7% lower than in the previous year.

In the quarter, fee income totaled Ps.6.2 billion, 3% or Ps.190 million lower than in 3Q20. Fees charged on deposit accounts decreased 11% QoQ and were partially offset by increases in Credit Card fees (3%) and financial agent fees (9%). On a yearly basis, fee income decreased 4% or Ps.204 million.

In the quarter, total fee expense increased 4% or Ps.19 million. On a yearly basis, fee expenses decreased 13% or Ps.79 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Fees charged on deposit accounts	2,276	2,475	2,213	10,519	9,230	-11%	-3%
Credit card fees	1,298	1,282	1,324	5,578	5,196	3%	2%
Corporate services fees	763	614	617	2,904	2,422	0%	-19%
ATM transactions fees	554	570	564	1,486	2,141	-1%	2%
Insurance fees	374	400	410	1,592	1,601	2%	10%
Debit card fees	324	388	413	1,348	1,479	6%	27%
Financial agent fees (Provinces)	457	310	338	1,377	1,258	9%	-26%
Credit related fees	219	146	137	1,043	726	-6%	-37%
Mutual funds & securities fees	87	168	149	372	544	-11%	71%
AFIP & Collection services	80	22	22	189	93	0%	-73%
ANSES fees	15	13	11	60	53	-15%	-27%
Total fee income	6,447	6,388	6,198	26,468	24,743	-3%	-4%

Total fee expense	617	519	538	2,192	2,047	4%	-13%

Net fee income	5,830	5,869	5,660	24,276	22,696	-4%	-3%

4Q20 Earnings Release

In 4Q20 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.10.7 billion loss, higher than the Ps.8.4 billion loss posted in the previous quarter. This loss can be traced to a higher loss related to sale of financial assets at fair value as a consequence of the inflation adjustment applied to our Leliq holdings (higher inflation was observed during 4Q20) which was partially offset by a Ps.212 million increase in profit from government securities. On a yearly basis the loss related to Net income from financial assets and liabilities at fair value through profit or loss increased Ps.10.3 billion.

In FY2020 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.26.6 billion loss and was 40% smaller than the loss posted in FY2019.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Profit or loss from government securities	2,780	2,885	3,097	2,570.0	10,077.0	7%	11%
Profit or loss from private securities	375	304	135	1,134.0	848.0	-56%	-64%
Profit or loss from investment in derivative financing instruments	325	1	6	2,056.0	76.0	500%	-98%
Profit or loss from other financial assets	71	-5	0	250.0	4.0	-100%	-100%
Profit or loss from investment in equity instruments	20	-119	-44	2,592	49	-63%	-320%
Profit or loss from the sale of financial assets at fair value	-3,922	-11,463	-13,876	-52,992	-37,705	21%	254%
Income from financial assets at fair value through profit or loss	-351	-8,397	-10,682	-44,390	-26,651	27%	2943%

Profit or loss from derivative financing instruments	0	0	0	0	0	-	-
Income from financial liabilities at fair value through profit or loss	0	0	0	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	-351	-8,395	-10,682	-44,398	-26,653	27%	2943%

In the quarter Other Operating Income totaled Ps.1.4 billion, 9% or Ps.115 million higher than in 3Q20. On a yearly basis Other Operating Income decreased 9% or Ps.115 million.

In FY2020 Other Operating Income was 49% lower than in FY2019, due to the sale of the 51% stake in Prisma being recorded in 1Q19.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Credit and debit cards	60	31	40	300	123	29%	-33%
Lease of safe deposit boxes	157	216	197	584	780	-9%	25%
Other service related fees	379	485	342	1,689	1,870	-29%	-10%
Other adjustments and interest from other receivables	259	209	230	1,072	899	10%	-11%
Initial recognition of loans	49	-13	-8	163	0	-	-
Sale of property, plant and equipment	0	6	2	0	8	-67%	-
Others	372	382	588	6,649	1,690	54%	58%
Other Operating Income	1,276	1,316	1,391	10,457	5,370	6%	9%

In 4Q20 Banco Macro’s administrative expenses plus employee benefits totaled Ps.10.8 billion, 1% or Ps.67 million higher than the previous quarter, due to higher administrative expenses (3%). On a yearly basis administrative expenses plus employee benefits decreased 8% or Ps.968 million.

In FY2020 administrative expenses plus employee benefits decreased 11% compared to FY2019, showing the strict cost control policies adopted by the Bank’s senior management.

4Q20 Earnings Release

Employee benefits decreased 1% or Ps.46 million QoQ (remunerations were 4% lower but were offset by higher compensation and which increased 35% QoQ). On a yearly basis Employee benefits decreased 3% or Ps.201 million.

In 4Q20 administrative expenses increased 3% or Ps.113 million, due to higher Directors and statutory auditors fees (106% or Ps.311 million) and higher advertising and publicity fees (110% or Ps.92 million) related to legal expenses which were partially offset by lower (28% or Ps.371 million) other expenses.

In 4Q20, the efficiency ratio reached 50.7%, deteriorating from the 45.9% posted in 3Q20 and similar to the 50.7% posted a year ago. In 4Q20 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 1%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 16% compared to 3Q20.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Employee benefits	7,057	6,902	6,856	28,865	26,599	-1%	-3%
Remunerations	5,121	5,141	4,943	19,958	19,678	-4%	-3%
Social Security Contributions	1,162	1,140	1,139	5,858	4,413	0%	-2%
Compensation and bonuses	586	458	619	2,382	1,950	35%	6%
Employee services	188	163	155	667	558	-5%	-18%
Administrative Expenses	4,664	3,784	3,897	17,427	14,540	3%	-16%
Taxes	500	451	482	2,063	1,854	7%	-4%
Maintenance, conservation fees	697	565	644	2,336	2,270	14%	-8%
Directors & statutory auditors fees	799	294	604	2,820	1,623	105%	-24%
Security services	405	345	340	1,612	1,415	-1%	-16%
Electricity & Communications	408	380	364	1,614	1,529	-4%	-11%
Other professional fees	359	229	213	1,378	888	-7%	-41%
Rental agreements	58	11	18	307	91	64%	-69%
Advertising & publicity	218	84	177	644	432	111%	-19%
Personnel allowances	66	27	33	270	128	22%	-50%
Stationary & Office Supplies	28	24	21	139	91	-13%	-25%
Insurance	42	48	46	165	171	-4%	10%
Hired administrative services	1	2	0	6	3	-100%	-100%
Other	1,083	1,324	955	4,073	4,045	-28%	-12%
Total Administrative Expenses	11,721	10,686	10,753	46,292	41,139	1%	-8%

Total Employees	8,768	8,651	8,561
Branches	463	463	463
Efficiency ratio	34.5%	57.1%	71.5%

Accumulated efficiency ratio	50.7%	45.9%	50.7%

In 4Q20, Other Operating Expenses totaled Ps.5 billion, decreasing 2% or Ps.120 million QoQ, due to lower Turnover Tax (6% or Ps.172 million). On a yearly basis Other Operating Expenses decreased 24% or Ps.1.5 billion.

In FY2020 Other Operating Expenses were 32% lower than in FY2019.

4Q20 Earnings Release

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Turnover Tax	3,702	2,775	2,603	13,929	11,255	-6%	-30%
Other provision charges	433	292	216	1,949	1,122	-26%	-50%
Deposit Guarantee Fund Contributions	157	205	210	784	740	2%	34%
Donations	189	0	4	381	169	-	-98%
Insurance claims	21	14	11	81	63	-21%	-48%
Initial loan recognition	0	0	48	0	48	-	-
Others	2,041	1,823	1,897	12,963	7,074	4%	-7%
Other Operating Expenses	6,543	5,109	4,989	30,088	20,471	-2%	-24%

In 4Q20 the result from the net monetary position (excluding Leliqs) totaled a Ps.7.1 billion gain, Ps.1.7 billion higher than the Ps.5.4 billion gain posted in 3Q20. This result is explained by the breakdown of monetary assets and monetary liabilities and their behavior during the quarter; an increase in monetary assets (loans, and government securities) and a bigger increase in monetary liabilities (deposits), and higher inflation observed during the quarter (368 b.p. above 3Q20 level, up from 7.65% to 11.33%) generating a positive result. If we include the inflation adjustment on our Leliqs holdings and Other government securities (Ps.43.6 billion loss in FY2020) the total result from the monetary position (including Leliqs and Other government securities) would be a Ps.30.2 billion loss in FY2020.

In FY2020 Banco Macro's effective income tax rate 28.8%, lower than the 39.1% effective tax rate of FY2019.

RESULT FROM NET MONETARY POSITION	BANCO MACRO
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20	4Q20	FY2020

Result from Net Monetary Position (Consolidated)	373	533	5,384	7,058	13,348
Change in Consumer Price Index	7.80%	5.37%	7.65%	11.33%

RECPPC MONETARY ASSETS & LIABILITIES (*)
Monetary Assets (MA)
Cash and deposits in banks	-9,219	-6,916	-9,010	-11,441	-36,586
Government and private securities	-2,009	-1,359	-3,056	-9,829	-16,253
Loans	-20,838	-14,526	-19,334	-27,366	-82,063
Other financial assets	-969	-2,832	-6,099	-6,622	-16,523
Other receivables	-21	-11	0	-14	-46
Investment in other companies	-700	-473	-708	-1,029	-2,911
Others	-27	-22	-37	-26	-112
Total RECPPC Monetary Assets	-33,783	-26,139	-38,244	-56,327	-154,494

Monetary Liabilities (ML)
Deposits	27,222	21,429	35,959	51,353	135,962
Other financial liabilities	2,662	1,721	2,504	4,284	11,171
Other liabilities	1,730	1,682	2,545	3,975	9,932
Subordinated Corporte Bonds	2,455	1,766	2,530	3,664	10,414
Others	11	12	20	9	52
Provisions	150	104	140	168	562
Total RECPPC Monetary Liabilities	34,229	26,713	43,698	63,453	168,094

Result from Net Monetary Position	446	574	5,454	12,652	13,600

RECPPC Leliqs	-7,113	-4,758	-9,270	-12,815	-33,956
RECPPC Other Government Securities (FVPL)					-3,713
RECPPC Other Government Securities (OCI)					-5,910
Result from Net Monetary Position (inc. Leliqs)	-7,707	-3,627	-4,331	-9,654	-30,231

RECPPC: Result from changes in purchasing power of currency

(*)Banco Macro, not consolidated

4Q20 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.252.5 billion, decreasing 2% or Ps.6.1 billion QoQ and 13% or Ps.36.7 billion YoY as a consequence of the economic recession that affected Argentina during 2020.

Within commercial loans, Documents stand out with a 10% or Ps.2.4 billion increase QoQ (mostly due to loans extended to SMEs) meanwhile Others decreased 20% or Ps.9.7 billion.

Within consumer lending credit card loans increased 9% or Ps.5.3 billion QoQ.

Within private sector financing, peso financing decreased 1% or Ps.3.4 billion, while US dollar financing decreased 19% or USD 64 million.

As of 4Q20, Banco Macro´s market share over private sector loans was 7.1%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Overdrafts	50,561	19,136	17,075	-11%	-66%
Discounted documents	26,761	23,780	26,172	10%	-2%
Mortgage loans	17,343	15,198	13,483	-11%	-22%
Pledged loans	5,455	4,028	3,259	-19%	-40%
Personal loans	75,678	67,475	67,095	-1%	-11%
Credit Card loans	57,393	58,578	63,876	9%	11%
Others	30,831	49,095	39,411	-20%	28%
Interest	21,064	19,327	19,761	2%	-6%
Total loan portfolio	285,086	256,617	250,132	-3%	-12%
Total loans in Pesos	233,918	231,669	227,868	-2%	-3%
Total loans in USD	51,168	24,948	22,264	-11%	-56%
Financial trusts	2,637	405	569	40%	-78%
Leasing	312	149	119	-20%	-62%
Others	1,171	1,383	1,638	18%	40%
Total other financing	4,120	1,937	2,326	20%	-44%
Total other financing in Pesos	2,716	889	1,294	46%	-52%
Total other financing in USD	1,404	1,048	1,032	-2%	-26%
Total financing to the private sector	289,206	258,554	252,458	-2%	-13%
EOP FX (Pesos per USD)	59.8950	76.1750	84.1450	10%	40%
USD financing / Financing to the private sector	18%	10%	9%

Public Sector Assets

In 4Q20, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 17.5%, slightly lower than the 17.7% registered in the previous quarter, and higher than the 6.3% posted in 3Q19.

In 4Q20, a 9% or Ps.12.1 billion decrease in Leliqs and a 6% or Ps.8.7 billion decrease in Government Securities stand. Since 2Q20 the Bank decided to invest in CER adjustable and Badlar bonds.

4Q20 Earnings Release

PUBLIC SECTOR ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Leliqs	62,532	140,756	128,676	-9%	106%
Other	29,026	139,650	130,981	-6%	351%
Government securities	91,558	280,406	259,657	-7%	184%
Provincial loans	8,591	4,330	3,443	-20%	-60%
Loans	8,591	4,330	3,443	-20%	-60%
Purchase of government bonds	155	155	153	-1%	-1%
Other receivables	155	155	153	-1%	-1%

TOTAL PUBLIC SECTOR ASSETS	100,304	284,891	263,253	-8%	162%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	37,772	144,135	134,577	-7%	256%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	6.3%	17.7%	17.5%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.488.7 billion in 4Q20, decreasing 11% or Ps.59.8 billion QoQ and a 37% or Ps.130.8 billion increase YoY and representing 79% of the Bank’s total liabilities.

On a quarterly basis, both public and private sector deposits decreased with a 37% or Ps.44 billion decrease and a 4% or Ps.15.9 billion decrease respectively.

The decrease in private sector deposits was led by time deposits, which decreased 8% or Ps.18.8 billion, while demand deposits increased 2% or Ps.4.2 billion QoQ.

Within private sector deposits, peso deposits decreased 1% or Ps.3.9 billion, while US dollar deposits decreased 22% or USD 249 million.

In FY2020, within private sector deposits, time deposits increased 14% while demand deposits increased 41%.

As of 4Q20, Banco Macro´s market share over private sector deposits was 6.4%.

DEPOSITS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Public sector	23,907	117,601	73,565	-37%	208%

Financial sector	428	491	696	42%	63%

Private sector	333,531	430,427	414,480	-4%	24%
Checking accounts	54,625	79,829	65,401	-18%	20%
Savings accounts	123,518	119,956	138,553	16%	12%
Time deposits	144,416	221,738	202,968	-8%	41%
Other	10,972	8,904	7,558	-15%	-31%
Total	357,866	548,519	488,741	-11%	37%

Pesos	249,386	460,840	411,641	-11%	65%
Foreign Currency (Pesos)	108,480	87,679	77,100	-12%	-29%

EOP FX (Pesos per USD)	59.8950	76.1750	84.1450	10%	40%
Foreign Currency (USD)	1,811	1,151	916	-20%	-49%

USD Deposits / Total Deposits	30%	16%	16%

4Q20 Earnings Release

Banco Macro’s transactional deposits represent approximately 48% of its total deposit base as of 3Q20. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 4Q20, the total amount of other sources of funds decreased 1% or Ps.2.3 billion compared to 3Q20. On a yearly basis other sources of funds increased 1% or Ps.1.8 billion. In 4Q20 Shareholder’s Equity decreased 1% or Ps.1 billion; also in the quarter subordinated corporate bonds decreased 2% or Ps.801 million while non subordinated corporate bonds decreased 12% or Ps.660 million.

The decrease in Shareholders’ equity is explained by the inflation adjustment applied to Other government securities (not Leliqs) that are registered in Other Comprehensive Income that totaled a Ps.3.9 billion loss and a Ps.4.1 billion decrease in reserved earnings due to the supplementary dividend (Ps.3.8 billion) approved in October by the Special Shareholders’ meeting.

OTHER SOURCES OF FUNDS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Central Bank of Argentina	37	22	20	-9%	-46%
Banks and international institutions	2,502	447	355	-21%	-86%
Financing received from Argentine financial institutions	517	296	543	83%	5%
Subordinated corporate bonds	33,098	35,101	34,300	-2%	4%
Corporate bonds	7,522	5,587	4,927	-12%	-34%
Shareholders' equity	142,753	149,092	148,079	-1%	4%
Total other source of funds	186,429	190,545	188,448	-1%	1%

Liquid Assets

In 4Q20, the Bank’s liquid assets amounted to Ps.440.5 billion, showing a 8% or Ps.38 billion decrease QoQ, and an 84% or Ps.201.5 billion increase on a yearly basis.

In 4Q20, LELIQs own portfolio decreased 9% or Ps.12.1 billion. Net Repos decreased 35% or Ps.21.3 billion.

In 4Q20 Banco Macro’s liquid assets to total deposits ratio reached 90%.

LIQUID ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Cash	137,066	125,726	129,967	3%	-5%
Guarantees for compensating chambers	10,127	12,167	12,041	-1%	19%
Call	136	167	50	-70%	-63%
Leliq own portfolio	62,532	140,756	128,676	-9%	106%
Net Repos	116	60,084	38,803	-35%	33351%
Other government & private securities	29,026	139,650	130,981	-6%	351%
Total	239,003	478,550	440,518	-8%	84%

Liquid assets to total deposits	67%	87%	90%

4Q20 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 4Q20 with an integrated capital (RPC) of Ps.173.5 billion over a total capital requirement of Ps.41.4 billion. Banco Macro’s excess capital in 4Q20 was 319% or Ps.132.1 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 34.2% in 4Q20; TIER1 Ratio stood at 27.1%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated			Change
In MILLION $	4Q19(¹)	3Q20(²)	4Q20(²)	QoQ	YoY

Credit risk requirement	21,404	23,972	28,025	17%	31%
Market risk requirement	591	1,172	1,556	33%	163%
Operational risk requirement	7,563	10,604	11,777	11%	56%
Total capital requirements	29,558	35,749	41,358	16%	40%

Ordinary Capital Level 1 (COn1)	83,090	131,531	146,350	11%	76%
Deductible concepts Level 1 (COn1)	-10,637	-11,768	-9,150	-22%	-14%
Capital Level 2 (COn2)	26,113	32,854	36,248	10%	39%
Integrated capital - RPC (i)	98,566	152,618	173,449	14%	76%

Excess capital	69,008	116,869	132,091	13%	91%

Risk-weighted assets - RWA (ii)	361,678	438,129	506,766	16%	40%

Regulatory Capital ratio [(i)/(ii)]	27.3%	34.8%	34.2%

Ratio TIER 1 [Capital Level 1/RWA]	20.0%	27.3%	27.1%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

(¹) Figueres are not inflation adjusted. Expressed in Pesos current at end of each quarter

(²) Figures are inflaiton adjusted. Expressed in Pesos current at EOP

Asset Quality

In 4Q20, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 0.78%, down from 1.14% in 3Q20, and down from the 2.07% posted in 4Q19.

Consumer portfolio non-performing loans improved 23b.p. (down to 0.73% from 0.96%) while Commercial portfolio non-performing loans improved 65b.p. in 4Q20 (down to 0.9% from 1.55%).

The improvement in Commercial non-performing loans can be traced to the write off of a specific agro exporter client.

Consumer portfolio non-performing loans ratio continues to be positively impacted by recent measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan is considered as non performing and the possibility to refinance outstanding credit card balances.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) improved to 479.2% in 4Q20. Write-offs over total loans totaled 0.37%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

4Q20 Earnings Release

ASSET QUALITY	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Commercial portfolio	141,754	84,647	76,453	-10%	-46%
Non-performing	1,892	1,314	690	-48%	-64%
Consumer portfolio	173,538	193,376	193,951	0%	12%
Non-performing	4,643	1,856	1,409	-24%	-70%
Total portfolio	315,291	278,023	270,405	-3%	-14%
Non-performing	6,535	3,170	2,099	-34%	-68%
Commercial non-perfoming ratio	1.33%	1.55%	0.90%
Consumer non-perfoming ratio	2.68%	0.96%	0.73%

Total non-performing/ Total portfolio	2.07%	1.14%	0.78%

Total allowances	6,930	9,602	10,056	5%	45%
Coverage ratio w/allowances	106.04%	302.90%	479.20%
Write Offs	839	702	993	41%	18%
Write Offs/ Total portfolio	0.27%	0.25%	0.37%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2019 20-F)

The table below shows, under the E.C.L model, the allowances for credit losses with their respective classification in stages, and the impact the transition to I.F.R.S. 9 has on earnings.

4Q20 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

CER adjustable ASSETS

Government Securities	5,595	49,217	51,196	4%	815%

Loans (*)	19,795	19,211	18,644	-3%	-6%
Private sector loans	9,488	7,731	7,013	-9%	-26%
Mortgage loans (UVA adjusted)	10,307	11,476	11,624	1%	13%
Other loans	0	4	7	75%	-
Total CER adjustable assets	25,390	68,428	69,840	2%	175%

CER adjustable LIABILITIES
Deposits (*)	560	1,063	1,379	30%	146%
UVA Unemployment fund	758	773	775	0%	2%
Total CER adjustable liabilities	1,318	1,836	2,154	17%	63%

NET CER EXPOSURE	24,072	66,592	67,686	2%	181%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	QoQ	YoY

Cash and deposits in Banks	96,599	102,811	105,721	3%	9%
Cash	14,862	8,592	9,805	14%	-34%
Central Bank of Argentina	46,377	64,816	41,373	-36%	-11%
Other financial institutions local and abroad	35,354	29,398	54,537	86%	54%
Others	5	5	5	0%	0%
Net Income from financial instruments at fair value through P&L	337	5	6	20%	-98%
Other financial assets	5,105	5,086	4,977	-2%	-3%
Loans and other financing	53,059	26,012	23,291	-10%	-56%
Other financial institutions	828	43	21	-51%	-97%
Non financial private sector & foreign residents	52,231	25,969	23,270	-10%	-55%
Other debt securities	1,178	5,042	5,890	17%	400%
Guarantees received	3,937	1,755	1,822	4%	-54%
Investment in equity instruments	0	0	0	0%	0%
Investment in associates and joint ventures	14	9	12	33%	-14%
Total Assets	160,230	140,721	141,719	1%	-12%
Deposits	108,480	87,679	77,100	-12%	-29%
Non financial public sector	5,432	2,824	4,198	49%	-23%
Financial sector	313	438	574	31%	83%
Non financial private sector & foreign residents	102,734	84,417	72,328	-14%	-30%
Other liabilities from financial intermediation	7,145	6,333	18,449	191%	158%
Financing from the Central Bank and other fin. Inst	2,785	601	470	-22%	-83%
Subordinated corporate bonds	33,098	35,101	34,300	-2%	4%
Other non financial liabilities	34	62	20	-68%	-41%
Total Liabilities	151,541	129,776	130,340	0%	-14%

NET FX POSITION (Pesos)	8,689	10,945	11,379	4%	31%
EOP FX (Pesos per USD)	59.8950	76.1750	84.1450	10%	40%
NET FX POSITION (USD)	145	144	135	-6%	-7%

4Q20 Earnings Release

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In January 2021, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.210,335,089.47.

•	Mr. Delfín Jorge Ezequiel Carballo- Appointed Chairman of the Board of Banco Macro. On November 30th, 2020 Mr. Delfín J. Ezequiel Carballo was appointed Chairman of the Board of Directors, while Jorge Pablo Brito was appointed Vice Chairman of the Board.

•	Moody’s Investor Services- Ratings. In December Moody’s Investors Services informed that, in line with changes in their methodology, updated the rating of Banco Macro S.A. (global scale) Senior Unsecured debt Series B notes from Ca to Caa3.

•	Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until June 30, 2020. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately, depend on the extent an duration of the health emergency and the success of the measures taken.

4Q20 Earnings Release

Regulatory Changes

•	COVID-19. In December 2020 through Communication “A” 7107 the BCRA extended until March 31, 2021, the regulation stating that financial institutions cannot charge fees for transactions done through ATMs (previously until June 30 and extended until September 30). It also extended the regulation that financial institutions cannot charge punitive interest over unpaid credits, and ratifies unpaid instalments deferral to maturity, considering accrual of a compensatory interest rate. Debtors Classification: The Central Bank established rules regarding the criteria for debtor classification and provisioning until December 31, 2020, then these rules were extended through Communication “A” 7181 until March 31, 2021. These rules provide an additional 60-day period of non-payment before a loan is required to be classified as non-performing and include all financings to commercial portfolio clients and loans granted for consumption or housing purposes. At the same time, the Central Bank ruled the suspension of the mandatory reclassification of debtors who are non-performing in other banks.

•	Inflation Adjustment (Other Comprehensive Income) In January 2021 through Communication “A” 7221 with starting in fiscal year 2021, the monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI), must be recorded in results for the period/fiscal year. Consequently, the unallocated results must be adjusted and recorded in the account "Adjustments to results from previous years" at the beginning of fiscal year 2021, in order to incorporate the accumulated monetary results of the aforementioned items as of that date that will be recorded in OCI. All the comparative information for the next periods/fiscal years must consider this change in the exposure criteria.

•	Later on through Communication “A” 7222 the Central Bank of Argentina allowed Banks, at its own criteria, to record the impact of Communication “A” 7221 as of December 2020. Banco Macro decided not to take this option.

•	Mandatory Lending SMEs. On January 6, 2021, through Communication “A” 7197, the Central Bank determined that the 65% amount of credit lines granted to finance working capital needs from SMEs disbursed since October 16, 2020 may be applied to achieve th abovementioned 30% of total origination of the 30% interest rate credit line. On February 25, 2021, through Communication “A” 7227, the Central bank increased from 65% to 100% the amount of credit lines granted to fund working capital needs from SMEs disbursed since October 16, 2020 that can be applied to achieve the required origination of the 30% interest rate credit line

4Q20 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

ASSETS
Cash and deposits in Banks	137,066	125,726	129,967	137,066	129,967	3%	-5%
Cash	26,563	22,434	25,423	26,563	25,423	13%	-4%
Central Bank of Argentina	75,093	73,884	49,995	75,093	49,995	-32%	-33%
Other local & foreign entities	35,405	29,402	54,545	35,405	54,545	86%	54%
Other	5	6	4	5	4	-33%	-20%
Debt securities at fair value through profit & loss	7,726	18,421	54,982	7,726	54,982	198%	612%
Derivatives	69	15	7	69	7	-53%	-90%
Repo Transactions	1,481	60,084	39,422	1,481	39,422	-34%	2562%
Other financial assets	8,392	17,332	18,886	8,392	18,886	9%	125%
Loans & other receivables	300,732	264,600	257,327	300,732	257,327	-3%	-14%
Non Financial Public Sector	8,782	4,463	3,615	8,782	3,615	-19%	-59%
Financial Sector	5,381	1,988	1,823	5,381	1,823	-8%	-66%
Non Financial private sector and foreign	286,569	258,149	251,889	286,569	251,889	-2%	-12%
Other debt securities	87,890	267,461	209,123	87,890	209,123	-22%	138%
Financial assets in guarantee	14,531	13,613	14,292	14,531	14,292	5%	-2%
Investments in equity instruments	2,091	1,811	1,663	2,091	1,663	-8%	-20%
Investments in other companies (subsidiaries and joint ventures)	199	202	204	199	204	1%	3%
Property, plant and equipment	35,053	34,400	34,369	35,053	34,369	0%	-2%
Intangible assets	4,822	4,934	5,104	4,822	5,104	3%	6%
Deferred income tax assets	59	79	63	59	63	-20%	7%
Other non financial assets	1,478	2,313	2,234	1,478	2,234	-3%	51%
Non-current assets held for sale	2,384	2,502	2,258	2,384	2,258	-10%	-5%
TOTAL ASSETS	603,973	813,493	769,901	603,973	769,901	-5%	27%

LIABILITIES
Deposits	357,866	548,519	488,741	357,866	488,741	-11%	37%
Non Financial Public Sector	23,907	117,601	73,565	23,907	73,565	-37%	208%
Financial Sector	428	491	696	428	696	42%	63%
Non Financial private sector and foreign	333,531	430,427	414,480	333,531	414,480	-4%	24%
Derivatives	1,047	-	-	1,047	-	0%	0%
Repo Transactions	1,365	-	619	1,365	619	-	-55%
Other financial liabilities	30,182	31,879	49,216	30,182	49,216	54%	63%
Financing received from Central Bank and Other Financial Institutions	3,057	766	919	3,057	919	20%	-70%
Issued Corporate Bonds	7,522	5,587	4,927	7,522	4,927	-12%	-34%
Current income tax liabilities	11,077	11,089	5,145	11,077	5,145	-54%	-54%
Subordinated corporate bonds	33,098	35,101	34,300	33,098	34,300	-2%	4%
Provisions	2,006	1,810	1,305	2,006	1,305	-28%	-35%
Deferred income tax liabilities	221	2,822	6,291	221	6,291	123%	2747%
Other non financial liabilities	13,777	26,826	30,357	13,777	30,357	13%	120%
TOTAL LIABILITIES	461,218	664,399	621,820	461,218	621,820	-6%	35%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	50,313	50,313	50,313	50,313	50,313	0%	0%
Reserves	74,777	113,885	109,816	74,777	109,816	-4%	47%
Retained earnings	-22,059	-50,603	-50,603	-22,059	-50,603	0%	129%
Other accumulated comprehensive income	177	-935	-4,785	177	-4,785	412%	-2803%
Net income for the period / fiscal year	26,476	23,363	30,269	26,476	30,269	30%	14%
Shareholders' Equity attributable to parent company	142,753	149,092	148,079	142,753	148,079	-1%	4%

Shareholders' Equity attributable to non controlling interest	2	2	2	2	2	0%	0%
TOTAL SHAREHOLDERS' EQUITY	142,755	149,094	148,081	142,755	148,081	-1%	4%

4Q20 Earnings Release

ANNUAL BALANCE SHEET	Macro Consolidated		Change%
In MILLION $ (Measuring Unit Current at EOP)	FY2019	FY2020	YoY

ASSETS
Cash and deposits in Banks	137,066	129,967	-5%
Cash	26,563	25,423	-4%
Central Bank of Argentina	75,093	49,995	-33%
Other local & foreign entities	35,405	54,545	54%
Other	5	4	-20%
Debt securities at fair value through profit & loss	7,726	54,982	612%
Derivatives	69	7	-90%
Repo Transactions	1,481	39,422	2562%
Other financial assets	8,392	18,886	125%
Loans & other receivables	300,732	257,327	-14%
Non Financial Public Sector	8,782	3,615	-59%
Financial Sector	5,381	1,823	-66%
Non Financial private sector and foreign	286,569	251,889	-12%
Other debt securities	87,890	209,123	138%
Financial assets in guarantee	14,531	14,292	-2%
Investments in equity instruments	2,091	1,663	-20%
Investments in other companies (subsidiaries and joint ventures)	199	204	3%
Property, plant and equipment	35,053	34,369	-2%
Intangible assets	4,822	5,104	6%
Deferred income tax assets	59	63	7%
Other non financial assets	1,478	2,234	51%
Non-current assets held for sale	2,384	2,258	-5%
TOTAL ASSETS	603,973	769,901	27%

LIABILITIES
Deposits	357,866	488,741	37%
Non Financial Public Sector	23,907	73,565	208%
Financial Sector	428	696	63%
Non Financial private sector and foreign	333,531	414,480	24%
Derivatives	1,047	-	-100%
Repo Transactions	1,365	619	-55%
Other financial liabilities	30,182	49,216	63%
Financing received from Central Bank and Other Financial Institutions	3,057	919	-70%
Issued Corporate Bonds	7,522	4,927	-34%
Current income tax liabilities	11,077	5,145	-54%
Subordinated corporate bonds	33,098	34,300	4%
Provisions	2,006	1,305	-35%
Deferred income tax liabilities	221	6,291	2747%
Other non financial liabilities	13,777	30,357	120%
TOTAL LIABILITIES	461,218	621,820	35%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	0%
Issued Shares premium	12,430	12,430	0%
Adjustment to Shareholders' Equity	50,313	50,313	0%
Reserves	74,777	109,816	47%
Retained earnings	-22,059	-50,603	129%
Other accumulated comprehensive income	177	-4,785	-2803%
Net income for the period / fiscal year	26,476	30,269	14%
Shareholders' Equity attributable to parent company	142,753	148,079	4%

Shareholders' Equity attributable to non controlling interest	2	2	0%
TOTAL SHAREHOLDERS' EQUITY	142,755	148,081	4%

4Q20 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q19	3Q20	4Q20	FY2019	FY2020	QoQ	YoY

Interest Income	46,636	40,956	41,607	206,344	157,080	2%	-11%
Interest Expense	14,398	17,401	19,837	87,344	60,834	14%	38%
Net Interest Income	32,238	23,555	21,770	119,000	96,246	-8%	-32%
Fee income	6,447	6,388	6,198	26,468	24,743	-3%	-4%
Fee expense	617	519	538	2,192	2,047	4%	-13%
Net Fee Income	5,830	5,869	5,660	24,276	22,696	-4%	-3%
Subtotal (Net Interest Income + Net Fee Income)	38,068	29,424	27,430	143,276	118,942	-7%	-28%
Net Income from financial instruments at Fair Value Through Profit & Loss	-351	-8,395	-10,682	-44,398	-26,653	27%	2943%
Result from assets at amortised cost	73	68	126	37	1,293	85%	73%
Difference in quoted prices of gold and foreign currency	1,860	1,345	1,272	4,761	4,230	-5%	-32%
Other operating income	1,276	1,315	1,391	10,457	5,370	6%	9%
Provision for loan losses	1,977	1,948	2,159	5,830	8,003	11%	9%
Net Operating Income	38,949	21,810	17,378	108,303	95,179	-20%	-55%
Personnel expenses	7,057	6,902	6,856	28,865	26,599	-1%	-3%
Administrative expenses	4,664	3,784	3,897	17,427	14,540	3%	-16%
Depreciation and impairment of assets	1,058	1,130	1,113	4,093	4,402	-2%	5%
Other operating expense	6,542	5,109	4,989	30,088	20,471	-2%	-24%
Operating Income	19,628	4,886	523	27,830	29,167	-89%	-97%
Income from associates and joint ventures	36	16	-59	1,223	-7	-469%	-264%
Result from net monetary position	-6,284	5,385	7,058	14,429	13,349	31%	-212%
Net Income before income tax on cont. operations	13,380	10,287	7,522	43,482	42,509	-27%	-44%
Income tax on continuing operations	5,635	3,522	616	17,006	12,240	-83%	-89%
Net Income from continuing operations	7,745	6,765	6,906	26,476	30,269	2%	-11%

Net Income for the period	7,745	6,765	6,906	26,476	30,269	2%	-11%
Net Income of the period attributable to parent company	7,745	6,765	6,906	26,476	30,269	2%	-11%
Net income of the period attributable to non-controlling interests	-	-	-	-	-	-	-

Other Comprehensive Income	-64	-534	-3,850	296	-4,963	-	-
Foreign currency translation differences in financial statements conversion	-190	58	-22	116	120	-138%	-88%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	126	-592	-3,828	180	-5,083	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	7,681	6,231	3,056	26,772	25,306	-51%	-60%
Total Comprehensive Income attributable to parent Company	7,681	6,231	3,056	26,772	25,306	-51%	-60%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

4Q20 Earnings Release

INCOME STATEMENT	Macro Consolidated		Change
In MILLION $ (Measuring Unit Current at EOP)	FY2019	FY2020	YoY

Interest Income	206,344	157,080	-24%
Interest Expense	87,344	60,834	-30%
Net Interest Income	119,000	96,246	-19%
Fee income	26,468	24,743	-7%
Fee expense	2,192	2,047	-7%
Net Fee Income	24,276	22,696	-7%
Subtotal (Net Interest Income + Net Fee Income)	143,276	118,942	-17%
Net Income from financial instruments at Fair Value Through Profit & Loss	-44,398	-26,653	-40%
Result from assets at amortised cost	37	1,293	3395%
Difference in quoted prices of gold and foreign currency	4,761	4,230	-11%
Other operating income	10,457	5,370	-49%
Provision for loan losses	5,830	8,003	37%
Net Operating Income	108,303	95,179	-12%
Personnel expenses	28,865	26,599	-8%
Administrative expenses	17,427	14,540	-17%
Depreciation and impairment of assets	4,093	4,402	8%
Other operating expense	30,088	20,471	-32%
Operating Income	27,830	29,167	5%
Income from associates and joint ventures	1,223	-7	-101%
Result from net monetary position	14,429	13,349	-7%
Net Income before income tax on cont. operations	43,482	42,509	-2%
Income tax on continuing operations	17,006	12,240	-28%
Net Income from continuing operations	26,476	30,269	14%

Net Income for the period	26,476	30,269	14%
Net Income of the period attributable to parent company	26,476	30,269	14%
Net income of the period attributable to non-controlling interests	-	-	-

Other Comprehensive Income	296	-4,963	-
Foreign currency translation differences in financial statements conversion	116	120	3%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	180	-5,083	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	26,772	25,306	-5%
Total Comprehensive Income attributable to parent Company	26,772	25,306	-5%
Total Comprehensive Income attributable to non-controlling interests	-	-	-

4Q20 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	4Q19	1Q20	2Q20	3Q20	4Q20
Profitability & performance
Net interest margin	33.6%	25.2%	19.8%	17.1%	16.3%
Net interest margin adjusted (exc. FX)	31.7%	24.6%	19.1%	16.2%	15.4%
Net fee income ratio	8.8%	14.3%	14.7%	20.3%	25.5%
Efficiency ratio	34.5%	39.8%	43.3%	57.1%	71.5%
Net fee income as % of A&G Expenses	25.4%	36.0%	33.9%	35.6%	35.7%
Return on average assets	5.2%	5.9%	4.5%	3.5%	3.7%
Return on average equity	21.8%	24.6%	21.5%	18.4%	19.1%
Liquidity
Loans as a percentage of total deposits	84.0%	72.3%	56.0%	48.2%	52.7%
Liquid assets as a percentage of total deposits	66.8%	72.4%	83.8%	87.2%	90.1%
Capital
Total equity as a percentage of total assets	23.6%	23.5%	19.1%	18.3%	19.2%
Regulatory capital as % of APR	27.3%	32.0%	32.2%	34.8%	34.3%
Asset Quality
Allowances over total loans	2.3%	2.5%	2.8%	3.3%	3.9%
Non-performing financing as a percentage of total financing	2.1%	1.4%	1.5%	1.1%	0.8%
Coverage ratio w/allowances	106.1%	173.5%	210.7%	302.9%	479.2%
Cost of Risk	2.6%	1.6%	4.1%	3.0%	3.4%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	4Q19	1Q20	2Q20	3Q20	4Q20
Profitability & performance
Net interest margin	18.1%	25.2%	22.3%	20.3%	19.2%
Net interest margin adjusted (exc. FX)	17.1%	24.6%	21.6%	19.5%	18.4%
Net fee income ratio	20.1%	14.3%	14.5%	16.1%	17.9%
Efficiency ratio	50.7%	39.8%	41.6%	45.9%	50.7%
Net fee income as % of A&G Expenses	39.7%	36.0%	34.9%	35.1%	35.3%
Return on average assets	4.2%	5.9%	5.2%	4.6%	4.3%
Return on average equity	19.3%	24.6%	23.0%	21.5%	20.9%
Liquidity
Loans as a percentage of total deposits	84.0%	72.3%	56.0%	48.2%	52.7%
Liquid assets as a percentage of total deposits	66.8%	72.4%	83.8%	87.2%	90.1%
Capital
Total equity as a percentage of total assets	23.6%	23.5%	19.1%	18.3%	19.2%
Regulatory capital as % of APR	27.3%	32.0%	32.2%	34.8%	34.3%
Asset Quality
Allowances over total loans	2.3%	2.5%	2.8%	3.3%	3.9%
Non-performing financing as a percentage of total financing	2.1%	1.4%	1.5%	1.1%	0.8%
Coverage ratio w/allowances	106.1%	173.5%	210.7%	302.9%	479.2%
Cost of Risk	1.9%	1.6%	2.8%	2.9%	3.0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 10, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer